

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

<u>Via Facsimile ((310) 312-4224) and U.S. Mail</u>

Gordon M. Bava, Esq.
Manatt Phelps & Phillips, LLP
11355 West Olympic Blvd
Los Angeles, CA 90064

> **RE:** **National Technical Systems, Inc.**
> **Soliciting Materials filed pursuant to Rule 14a-12 filed by Dr. Jack Lin,**
>   **Luis A. Hernandez, Sidney Meltzner, and CAS Foundation**
> **Filed April 7, 2011**
> **File No. 001-34882**
>
> **Schedule 13D/A filed by Dr. Jack Lin, Luis A. Hernandez, Sidney Meltzner,**
>   **and CAS Foundation**
> **Filed April 7, 2011**
> **File No. 005-17533**

Dear Mr. Bava:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Soliciting Materials</u>

1. We note that you have not provided the disclosure required by Rule 14a-12(a). Please revise to provide the required disclosure. In this respect, we note the reference to participant information in your Schedule 13D: such information must be included in your soliciting materials before it may be incorporated by reference.

Schedule 13D/A

2.   We note the disclosure in the soliciting materials that the filing persons have formed a group for purposes of reporting under Regulation 13D-G. Given this disclosure and determination, it is unclear why the filing persons have checked the box in row 2(b) instead of 2(a). It is also unclear why the number of shares and percentage ownership in the Schedule 13D is not 22%, as is disclosed in your soliciting materials. See Rule 13d-5(b)(1), which states, in part, "the group formed thereby shall be deemed to have acquired beneficial ownership . . . of all equity securities of that issuer beneficially owned by any such persons." Please advise or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

-   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions